Exhibit 12

Parker-Hannifin Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Six Months Ended
	December 31,				Fiscal Year Ended June 30,
	2012		2011		2012		2011		2010		2009		2008
EARNINGS
Income from continuing operations before income taxes and noncontrolling interests	$598,687		$750,532		$1,576,698		$1,413,721		$754,817		$683,083		$1,334,571
Adjustments:
Interest on indebtedness, exclusive of interest on ESOP loan guarantee	46,232		45,541		89,888		97,009		101,173		109,911		96,572
Amortization of deferred loan costs	1,493		1,449		2,902		2,695		2,426		2,143		1,793
Portion of rents representative of interest factor	20,758		19,749		41,515		39,499		41,194		41,839		35,378
Loss (income) of equity investees	(963)		1,084		1,237		2,592		6,757		(1,529)		2,596
Amortization of previously capitalized interest	98		98		196		226		259		262		278
Income as adjusted	$666,305		$818,453		$1,712,436		$1,555,742		$906,626		$835,709		$1,471,188
FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized and interest on ESOP loan guarantee	$46,232		$45,541		$89,888		$97,009		$101,173		$109,911		$96,572
Amortization of deferred loan costs	1,493		1,449		2,902		2,695		2,426		2,143		1,793
Portion of rents representative of interest factor	20,758		19,749		41,515		39,499		41,194		41,839		35,378
Fixed charges	$68,483		$66,739		$134,305		$139,203		$144,793		$153,893		$133,743

RATIO OF EARNINGS TO FIXED CHARGES	9.73	x	12.26	x	12.75	x	11.18	x	6.26	x	5.43	x	11.00	x